SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  Report on Form 6-K for the month of May, 2001


                                   Novartis AG
                              (Name of Registrant)


                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   -----------

                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of
                            Form 20-F or Form 40-F.


                             Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes_  No X



Enclosure:   Press release, dated May 7, 2001, announcing the purchase by
Novartis of 20% of Roche bearer shares from BZ Gruppe Holding.












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                                                      Novartis International AG
                                                      Novartis Communication
                                                      CH-4002 Basel
                                                      Switzerland

                                                      Tel +41 61 324 2200
                                                      Fax +41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com
[GRAPHIC OMITTED][GRAPHIC OMITTED]


      Novartis purchases 20% of Roche bearer shares from BZ Gruppe Holding


         Basel Switzerland, 7 May 2001 - Novartis announced today the acquisition of 32 million bearer shares of Roche, representing 20% of the voting shares, at the price of CHF 151 per share. These shares were purchased as a package from BZ Gruppe Holding.

         Dr. Daniel Vasella, Chairman and CEO of Novartis commented, "This is a long-term financial investment, which is also strategic in nature. We belive that we were the most logical buyer of the Roche share package offered by the BZ Gruppe. At present, no collaboratino has been discussed with Roche management, although we hope that over time we will be able to explore areas of collaboration as Roche has good long-term business prospects."

         Roche has two classes of stock: bearer shares and non-voting equity securities known as "Genussscheine". There are 160 million bearer voting shares and about 702.6 million non-voting equity securities. Both classes of stock participate equally in Roche's net profits.

         Novartis is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generices, eye-care, and animal health. In 2000, the Group's ongoing business achieved sales of CHF 29.1 billion (USD 17.2 billion), net income of CHF 6.5 billion (USA 3.9 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employes about 69,000 people and operates in over 140 countries around the world.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Novartis AG


Date:    May 7, 2001                         By:  /s/ Raymund Breu
                                                  -------------------------

                                             Name:    Raymund Breu
                                             Title:   Chief Financial Officer






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